Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

As of April 1, 2024

Ondas Networks Inc., a Delaware corporation.

Ondas Autonomous Holdings Inc., a Nevada corporation.

American Robotics, Inc., a Delaware corporation.

Airobotics Ltd., a company organized under the laws of the State of Israel.

Airobotics Pte Ltd., a company organized under the laws of Singapore.

Airobotics, Inc., a Delaware corporation.

Airobotics Gulf DMCC, a company organized under the laws of Dubai.